U.S. Securities and Exchange Commission
Washington, D.C. 20549

[redacted]

03043122

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 12-17-03
Current Report on Form 8-K 2003-RS11
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110437
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

RECD S.E.C.
NOV 18 2003
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 17th day of December, 2003.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: ______________________________
Michael Mead
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

Group II

	Alternet Exceptions	Expanded Criteria Exceptions	Home Solutions Exceptions	Jumbo A Exceptions	Total:
Percent of Total	89.37%	3.28%	6.05%	1.31%	**100.00%**
Principal Balance	$797,439,778	$29,239,826	$53,994,920	$11,647,168	**$892,321,692**
Number of Loans	5,294	168	270	35	**5,767**
Average Balance	$150,631	$174,047	$199,981	$332,776	**$154,729**
WA Mortgage Rate	7.89%	6.31%	7.09%	5.14%	**7.75%**
WA Age	2	1	1	1	**2**
WA Remaining Term to Maturity (mos)	358	359	359	359	**358**
WA Margin	7.63%	3.61%	4.79%	2.31%	**7.25%**
WA Lifetime Cap	14.12%	12.20%	13.83%	10.70%	**14.00%**
WA Next Rate Adj (mos)	26	46	23	53	**27**
WA Rate Reset Frequency (mos)	6	7	6	12	**6**
WA Credit Score	629	702	696	703	**636**
WA Original LTV	95.20%	86.20%	97.73%	76.41%	**94.81%**
LTV > 80	96.47%	58.14%	98.75%	7.57%	**94.19%**
LTV > 80 and MI	0.06%	72.04%	0.00%	100.00%	**1.62%**
Purchase	58.04%	64.96%	86.30%	45.91%	**59.82%**
Equity Refinance	37.60%	25.49%	11.06%	10.83%	**35.25%**
Rate-Term Refinance	4.36%	9.55%	2.64%	43.26%	**4.93%**
Prepayment Penalty	80.82%	81.93%	78.75%	0.00%	**79.67%**
Serviced by HomeComings	100.00%	100.00%	100.00%	98.60%	**99.98%**
Current	99.76%	100.00%	100.00%	100.00%	**99.78%**
30 to 59 Days Delinquent	0.24%	0.00%	0.00%	0.00%	**0.22%**
60 to 89 Days Delinquent	0.00%	0.00%	0.00%	0.00%	**0.00%**

2. Range of Credit Scores

Range of Credit Scores	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV		% of Current Principal Balance
500 to 519	114	14,098,667	123,673	85.34		1.58
520 to 539	100	14,608,139	146,081	84.60		1.64
540 to 559	110	15,059,404	136,904	88.51		1.69
560 to 579	459	62,370,549	135,884	93.58		6.99
580 to 599	711	95,334,425	134,085	96.92		10.68
600 to 619	1,058	151,425,926	143,125	95.53		16.97
620 to 639	964	144,434,088	149,828	95.62		16.19
640 to 659	730	123,335,117	168,952	95.23		13.82
660 to 679	544	94,552,000	173,809	95.25		10.60
680 to 699	392	67,642,541	172,558	95.24		7.58
700 to 719	240	42,778,367	178,243	94.78		4.79
720 to 739	157	28,907,992	184,127	93.38		3.24
740 to 759	97	17,763,458	183,128	95.10		1.99
760 or greater	89	19,671,507	221,028	91.96		2.20
Subtotal with Credit Scores	5,765	891,980,179	154,723	94.81		99.96
Not Available	2	341,512	170,756	97.74		0.04
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**		**100.00**

Top

3. Original Mortgage Amount ($)

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Current Principal Balance
0 to 100,000	1,597	123,815,473	77,530	95.36	620	13.88
100,001 to 200,000	2,952	420,495,844	142,444	95.74	630	47.12
200,001 to 300,000	832	202,198,161	243,027	95.05	647	22.66
300,001 to 400,000	276	93,978,173	340,501	92.93	655	10.53
400,001 to 500,000	90	40,186,283	446,514	90.50	650	4.50
500,001 to 600,000	13	7,230,523	556,194	80.98	632	0.81
600,001 to 700,000	7	4,417,234	631,033	81.99	680	0.50
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**	**636**	**100.00**

Top

4. Mortgage Rate (%)

Mortgage Rate (%)	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Current Principal Balance
3.500 to 3.999	1	163,349	163,349	65.00	694	0.02
4.000 to 4.499	2	751,715	375,858	75.48	761	0.08
4.500 to 4.999	19	5,101,114	268,480	79.79	705	0.57
5.000 to 5.499	46	11,111,323	241,550	84.67	708	1.25
5.500 to 5.999	125	29,063,184	232,505	88.16	691	3.26
6.000 to 6.499	191	41,770,399	218,693	91.77	680	4.68
6.500 to 6.999	617	123,505,118	200,170	94.26	665	13.84
7.000 to 7.499	717	124,870,998	174,158	95.21	651	13.99
7.500 to 7.999	1,383	210,885,839	152,484	95.75	635	23.63
8.000 to 8.499	933	127,284,751	136,425	95.95	619	14.26
8.500 to 8.999	975	126,907,692	130,162	95.86	608	14.22
9.000 to 9.499	391	48,676,608	124,493	95.78	598	5.46
9.500 to 9.999	274	30,842,312	112,563	95.65	591	3.46
10.000 to 10.499	68	8,102,425	119,153	95.24	578	0.91
10.500 to 10.999	24	2,988,128	124,505	96.56	595	0.33
11.000 to 11.499	1	296,738	296,738	65.00	532	0.03
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**	**636**	**100.00**

Top

5. Net Mortgage Rate (%)

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Current Principal Balance
3.500 to 3.999	3	915,065	305,022	73.61	749	0.10
4.000 to 4.499	8	2,678,707	334,838	81.14	717	0.30
4.500 to 4.999	42	10,718,969	255,214	83.14	701	1.20
5.000 to 5.499	119	27,778,870	233,436	88.37	689	3.11
5.500 to 5.999	252	56,500,154	224,207	92.23	680	6.33
6.000 to 6.499	588	114,422,572	194,596	93.96	663	12.82
6.500 to 6.999	844	145,520,123	172,417	95.15	649	16.31
7.000 to 7.499	1,329	200,561,491	150,912	95.84	634	22.48
7.500 to 7.999	990	134,669,971	136,030	95.97	618	15.09
8.000 to 8.499	910	116,687,370	128,206	95.89	609	13.07
8.500 to 8.999	362	44,937,550	124,137	95.85	597	5.04
9.000 to 9.499	246	28,155,943	114,455	95.54	589	3.16
9.500 to 9.999	59	6,658,128	112,850	95.68	590	0.75
10.000 to 10.499	14	1,840,043	131,432	98.20	581	0.21
10.500 to 10.999	1	296,738	296,738	65.00	532	0.03
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**	**636**	**100.00**

Top

---

6. Original Loan-to-Value Ratio (%)

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	Average Current Principal Balance		Weighted Average FICO Score	% of Current Principal Balance
0.01 to 50.00	6	892,411	148,735		719	0.10
50.01 to 55.00	2	404,386	202,193		673	0.05
55.01 to 60.00	6	1,465,037	244,173		696	0.16
60.01 to 65.00	16	3,058,573	191,161		653	0.34
65.01 to 70.00	17	3,996,341	235,079		633	0.45
70.01 to 75.00	34	8,165,539	240,163		638	0.92
75.01 to 80.00	164	33,845,043	206,372		672	3.79
80.01 to 85.00	285	42,040,293	147,510		568	4.71
85.01 to 90.00	768	131,710,359	171,498		636	14.76
90.01 to 95.00	1,761	260,878,475	148,142		625	29.24
95.01 to 100.00	2,704	405,400,335	149,926		648	45.43
100.01 to 105.00	3	394,172	131,391		614	0.04
105.01 to 110.00	1	70,729	70,729		708	0.01
Total:	**5,767**	**892,321,692**	**154,729**		**636**	**100.00**

Top

---

7. State

State	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Current Principal Balance
California	569	142,951,634	251,233	94.11	661	16.02
Florida	562	80,262,967	142,817	92.32	639	8.99
Illinois	328	51,026,791	155,569	94.59	648	5.72
Georgia	299	44,027,484	147,249	95.52	628	4.93
Texas	337	41,812,178	124,072	96.29	624	4.69
Michigan	269	35,980,067	133,755	95.61	628	4.03
Ohio	298	35,692,004	119,772	96.19	622	4.00
Arizona	216	32,899,933	152,315	97.31	634	3.69
Virginia	178	29,239,304	164,266	95.20	630	3.28
Colorado	149	28,388,693	190,528	95.13	640	3.18
Other	2,562	370,040,635	144,434	94.92	630	41.47
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**	**636**	**100.00**

Top

---

8. Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Current Principal Balance
Purchase	3,572	533,765,812	149,431	96.54	645	59.82
Equity Refinance	1,928	314,530,319	163,138	92.43	623	35.25
Rate/Term Refinance	267	44,025,561	164,890	90.89	638	4.93
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**	**636**	**100.00**

Top

9. Occupancy

Occupancy	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Current Principal Balance
Primary Residence	5,548	865,506,650	156,003	95.08	635	96.99
Non Owner-occupied	200	23,798,797	118,994	85.78	676	2.67
Second/Vacation	19	3,016,245	158,750	88.20	680	0.34
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**	**636**	**100.00**

Top

10. Property Type

Property Type	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Current Principal Balance
Single-family detached	4,628	691,824,315	149,487	95.00	634	77.53
Planned Unit Developments (detached)	527	103,344,482	196,100	94.25	635	11.58
Condo Low-Rise (less than 5 stories)	280	41,755,831	149,127	95.15	659	4.68
Two- to four-family units	161	29,173,236	181,200	91.56	657	3.27
Planned Unit Developments (attached)	115	18,268,142	158,853	95.71	645	2.05
Townhouse	44	5,850,715	132,971	95.68	628	0.66
Condo Mid-Rise (5 to 8 stories)	3	736,063	245,354	83.50	676	0.08
Condo High-Rise (9 stories or more)	4	729,033	182,258	100.00	677	0.08
Manufactured Home	5	640,073	128,015	88.03	594	0.07
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**	**636**	**100.00**

Top

11. Documentation Type

Documentation Type	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Current Principal Balance
Full Documentation	3,919	575,816,701	146,929	96.39	623	64.53
Reduced Documentation	1,848	316,504,991	171,269	91.94	660	35.47
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**	**636**	**100.00**

Top

12. Prepayment Penalty Term

Prepayment Penalty Term	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Current Principal Balance
None	1,176	181,390,544	154,244	93.08	636	20.33
12 Months	201	44,273,760	220,267	92.78	643	4.96
24 Months	2,567	403,993,481	157,380	95.25	636	45.27
36 Months	1,719	245,999,766	143,106	96.27	635	27.57
60 Months	83	12,158,771	146,491	84.13	703	1.36
Other	21	4,505,370	214,541	94.31	605	0.50
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**	**636**	**100.00**

Top

13. Index Type

Index Type	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Current Principal Balance
Libor - 1 Year	45	13,976,242	310,583	78.24	700	1.57
Libor - 6 Month	5,714	876,364,853	153,372	95.11	635	98.21
Treasury - 1 Year	8	1,980,597	247,575	78.85	706	0.22
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**	**636**	**100.00**

Top

14. Maximum Mortgage Rates (%)

Maximum Mortgage Rates (%)	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Current Principal Balance
9.000 to 9.999	5	1,187,856	237,571	74.32	712	0.13
10.000 to 10.999	33	9,670,159	293,035	79.70	714	1.08
11.000 to 11.999	124	27,915,485	225,125	85.99	698	3.13
12.000 to 12.999	581	113,357,179	195,107	92.54	662	12.70
13.000 to 13.999	1,776	290,438,571	163,627	95.26	641	32.55
14.000 to 14.999	2,191	317,505,857	144,914	96.00	627	35.58
15.000 to 15.999	894	111,597,169	124,829	96.17	609	12.51
16.000 to 16.999	152	19,139,249	125,916	95.92	595	2.14
17.000 to 17.999	12	1,510,167	125,847	91.29	623	0.17
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**	**636**	**100.00**

Top

15. Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Current Principal Balance
May 2004	3	696,163	232,054	91.82	721	0.08
December 2004	2	643,926	321,963	79.50	710	0.07
January 2005	1	163,349	163,349	65.00	694	0.02
February 2005	1	301,734	301,734	85.00	612	0.03
May 2005	4	666,700	166,675	89.10	641	0.07
June 2005	12	2,026,421	168,868	86.42	600	0.23
July 2005	112	19,138,426	170,879	88.59	570	2.14
August 2005	164	25,377,188	154,739	90.13	580	2.84
September 2005	281	42,249,484	150,354	92.77	606	4.73
October 2005	972	152,385,289	156,775	95.86	644	17.08
November 2005	2,100	325,256,375	154,884	96.04	641	36.45
December 2005	206	31,503,401	152,929	93.68	624	3.53
March 2006	1	49,734	49,734	100.00	625	0.01
May 2006	3	485,771	161,924	100.00	642	0.05
June 2006	3	419,227	139,742	96.36	571	0.05
July 2006	9	1,922,817	213,646	92.88	586	0.22
August 2006	15	2,489,123	165,942	94.93	613	0.28
September 2006	178	24,615,998	138,292	96.53	636	2.76
October 2006	770	117,509,425	152,610	96.66	642	13.17
November 2006	711	105,322,556	148,133	94.46	635	11.80
December 2006	107	16,066,255	150,152	90.73	616	1.80
August 2008	1	246,000	246,000	80.00	731	0.03
October 2008	14	3,230,524	230,752	85.55	713	0.36
November 2008	70	12,571,318	179,590	82.54	698	1.41
December 2008	11	3,455,655	314,150	76.46	714	0.39
June 2010	1	487,981	487,981	80.00	770	0.05
August 2010	1	121,736	121,736	100.00	701	0.01
October 2010	2	685,411	342,705	67.41	704	0.08
November 2010	11	1,644,706	149,519	84.62	740	0.18
December 2010	1	589,000	589,000	59.00	705	0.07
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**	**636**	**100.00**

Top

16. Note Margin (%)

Note Margin (%)	Number of Loans	Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Current Principal Balance
1.000 to 1.499	1	112,322	112,322	95.00	621	0.01
2.000 to 2.499	31	10,335,185	333,393	76.20	701	1.16
2.500 to 2.999	130	22,858,407	175,834	84.41	705	2.56
3.000 to 3.499	7	1,927,734	275,391	84.63	682	0.22
3.500 to 3.999	34	10,102,023	297,118	90.62	680	1.13
4.000 to 4.499	8	2,305,395	288,174	88.97	677	0.26
4.500 to 4.999	8	1,867,738	233,467	86.89	653	0.21
5.000 to 5.499	271	53,210,878	196,350	96.92	693	5.96
5.500 to 5.999	499	103,778,392	207,973	96.12	668	11.63
6.000 to 6.499	229	41,024,391	179,146	93.37	637	4.60
6.500 to 6.999	596	104,859,945	175,940	94.79	644	11.75
7.000 to 7.499	509	80,602,151	158,354	94.15	627	9.03
7.500 to 7.999	802	116,515,198	145,281	94.24	628	13.06
8.000 to 8.499	949	128,552,350	135,461	95.53	623	14.41
8.500 to 8.999	817	106,891,609	130,834	96.01	612	11.98
9.000 to 9.499	507	63,504,047	125,255	96.81	604	7.12
9.500 to 9.999	274	33,051,763	120,627	97.37	595	3.70
10.000 to 10.499	76	8,463,800	111,366	97.73	597	0.95
10.500 to 10.999	17	2,265,992	133,294	93.94	590	0.25
11.000 to 11.499	2	92,373	46,187	95.18	571	0.01
Total:	**5,767**	**892,321,692**	**154,729**	**94.81**	**636**	**100.00**

Top